UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

09 March 2018
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: AGM Notice and Form of Proxy

CRH plc

9th March 2018

Re: Notice of Annual General Meeting and Form of Proxy

CRH plc (“the Company”) announces that its 2018 Annual General Meeting (“AGM”) will be held at the Royal Marine Hotel, Marine Road, Dun Laoghaire, Co. Dublin, Ireland at 11.00 a.m. on Thursday, 26 April 2018. The Notice of the AGM and a Form of Proxy (“the Documents”) have been published by the Company and are available to view on the Company’s website, www.crh.com.

Contact

Neil Colgan

Company Secretary

Tel: 00 3531 6344340

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 09 March 2018
By:___/s/Neil Colgan___
N.Colgan
Company Secretary